CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR WERE OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[****]” IN THE LETTER FILED VIA EDGAR. THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

January 22, 2013

ROBERT A. FREEDMAN	EMAIL RFREEDMAN@FENWICK.COM DIRECT DIAL (650) 335-7292

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Tim Buchmiller, Reviewing Attorney Gabriel Eckstein, Staff Attorney Lynn Dicker, Reviewing Accountant Eric Atallah, Staff Accountant

Re:	Silver Spring Networks, Inc. Registration Statement on Form S-1 Initially Filed July 7, 2011 File No. 333-175393

Ladies and Gentlemen:

On behalf of Silver Spring Networks, Inc. (the “Company”), we are submitting this supplemental letter for review of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Registration Statement on Form S-1 (Registration No. 333-175393) originally filed by the Company with the Commission on July 7, 2011 and most recently amended by Amendment No. 10 filed concurrently with this letter (the “Registration Statement”). In this letter, we provide certain supplemental information and address comment 17 set forth in a letter received from the Staff dated August 3, 2011 (the “Comment Letter”). Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

In this letter, we have presented comment 17 set forth in the Comment Letter in bold italics and have followed such comment with the Company’s response.

CONFIDENTIAL TREATMENT REQUESTED BY SILVER SPRING NETWORKS, INC.

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United States Securities and Exchange Commission

January 22, 2013

17. As a related matter, please note that we will delay our final assessment of stock based compensation pending inclusion of the estimated IPO price in the filing.

We supplementally advise the Staff that, on January 17, 2013, representatives of the lead underwriters for the Company’s initial public offering (the “Offering”), on behalf of all underwriters, advised the Company that, based on then-current market conditions, they would recommend a preliminary price range of $[****] to $[****] for the Offering.

This aforementioned price range takes into account the effectiveness of a 5-for-1 reverse stock split (the “Reverse Stock Split”) that will be effected pursuant to an amendment to the Company’s certificate of incorporation to be filed with the Secretary of State of the State of Delaware prior to filing the Company’s preliminary prospectus included in a pre-effective amendment to the Registration Statement prior to the commencement of the Company’s road show process (the “Preliminary Prospectus”). The Registration Statement currently discloses that the Company will effect a reverse stock split prior to the Offering, but does not specify the exact ratio of any such reverse stock split.

For your reference, on a pre-Reverse Stock Split basis, the preliminary price range is expected to be between $[****] and $[****] for the Offering. The Company respectfully advises the Staff that the top of the preliminary price range on a pre-Reverse Stock Split basis is lower than $6.98, which is the lowest fair value per share of the Company’s common stock used as the exercise price for stock options granted by the Company since December 11, 2009.

The Company will set forth a bona fide preliminary price range and the final Reverse Stock Split in the Preliminary Prospectus.

* * * * * * *

Additionally, as discussed in phone conversations on January 10 and 11, 2013 between Gabriel Eckstein of the Staff and Robert Freedman and Michael Brown of Fenwick & West LLP, the Company’s outside legal counsel, the Company desires to include certain additional disclosures in the Preliminary Prospectus regarding (a) the Company’s expected results for the year ended December 31, 2012 based on currently available information (the “Recent Development Disclosure”), and (b) discussions with a company that the Company is considering acquiring and the consideration that would be paid by the Company in connection therewith (the “Potential Acquisition Disclosures”).

The proposed Recent Development Disclosure is set forth on Exhibit A attached to this letter and would be included on page 8 of the Preliminary Prospectus before the heading “Corporate Information.”

The proposed Potential Acquisition Disclosures and the pages of the Registration Statement that would be affected thereby are set forth on Exhibit B attached to this letter, which because of the commercially sensitive nature of such information, the Company is requesting confidential treatment of Exhibit B pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act. Additionally, in connection with the Company’s potential acquisition, the Company respectfully submits that it determined, in accordance with Rule 3-05 of Regulation S-X, that the financial statements of the potentially acquired company would not be required because, if the acquisition were completed, none of the conditions specified in the definition of “significant subsidiary” under Rule 1-02(w) of Regulation S-X would exceed 20%. Specifically, (a) the amount of the Company’s investment in the potentially acquired company would be 13%, (b) the total

CONFIDENTIAL TREATMENT REQUESTED BY SILVER SPRING NETWORKS, INC.

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United States Securities and Exchange Commission

January 22, 2013

assets of the potentially acquired company would constitute 3% of the Company’s total assets and (c) the pre-tax loss from continuing operations of the potentially acquired company relative to the Company’s pre-tax loss was 15%.

* * * * * * *

CONFIDENTIAL TREATMENT REQUESTED BY SILVER SPRING NETWORKS, INC.

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United States Securities and Exchange Commission

January 22, 2013

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Michael A. Brown, Esq. at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman
Robert A. Freedman

Enclosure

cc:	Scott A. Lang, Chief Executive Officer David B. Leeb, Esq., Acting General Counsel Silver Spring Networks, Inc.

Michael A. Brown, Esq. Fenwick & West LLP

Guy Wanger Ernst & Young LLP

Sarah K. Solum, Esq. Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY SILVER SPRING NETWORKS, INC.

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Exhibit A

Recent Development Disclosure

Recent Developments

Although our results for the year ended December 31, 2012 are not yet finalized, the following information reflects our expectations with respect to such results based on currently available information.

•

We expect revenue of $193 million to $196 million for 2012 as compared to revenue of $237 million for the prior year. The expected decline is due to lower expected product revenue resulting from a decrease in the receipt of acceptances for initial phases of deployment of our networking platform and solutions for 2012 compared to the prior year, partially offset by an expected increase in services revenue.

•

We expect billings of $300 million to $303 million for 2012 as compared to billings of $236 million for the prior year. The expected increase is due to changes in mix of products shipped and increases in services billings.

•

We expect gross profit of $29 million to $31 million for 2012 as compared to gross profit of $23 million for the prior year. The expected increase is primarily due to higher profit margin resulting from an increase in services revenue.

•

We expect gross profit on billings of $100 million to $102 million for 2012 as compared with $77 million for the prior year. The expected growth is primarily due to expected higher profit margin resulting from increases in services and software billings. We expect gross margins on billings of 33% to 34% for 2012 as compared with 32% for the prior year.

•

We expect a net loss of $90 million to $92 million for 2012 as compared with a net loss of $92 million for the prior year, resulting from an expected increase in gross profit partially offset by expected increases in interest expense from our convertible notes and operating expenses due to higher personnel related expenses.

•

We expect adjusted EBITDA of $0 to $2 million in 2012 as compared with negative adjusted EBITDA of $20 million for the prior year. The expected increase is primarily due to higher deferred revenue, partially offset by an expected increase in the deferred cost of revenue.

•

As of December 31, 2012, we expect cash and cash equivalents to be approximately $72 million. We expect to have generated operating cash flow of $11 million to $13 million in the three months ended December 31, 2012, our first quarter of positive operating cash flow. This expected operating cash flow is primarily a result of an expected decrease in our operating assets and liabilities partially offset by our expected net loss for the three months ended December 31, 2012.

CONFIDENTIAL TREATMENT REQUESTED BY SILVER SPRING NETWORKS, INC.

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The following tables set forth the reconciliations of our expected GAAP to expected non-GAAP financial results for revenue to billings, gross profit to gross profit on billings, and net loss to adjusted EBITDA, for the year ended December 31, 2011 and 2012:

(1) The following table reconciles expected revenue to expected billings:

	Year Ended December 31,
	2011	2012
		Low	High
	(unaudited, in millions)
Revenue, net	$237	$193	$196
Deferred revenue, end of period	400	507	507
Less: Deferred revenue, beginning of period	(401)	(400)	(400)

Billings	$236	$300	$303

(2) The following table reconciles expected gross profit to expected gross profit on billings:

	Year Ended December 31,
	2011	2012
		Low	High
	(unaudited, in millions)
Gross profit	$23	$29	$31
Deferred revenue, end of period	400	507	507
Less: Deferred revenue, beginning of period	(401)	(400)	(400)
Less: Deferred cost of revenue, end of period	(206)	(245)	(245)
Deferred cost of revenue, beginning of period	257	206	206
Stock-based compensation included in cost of revenue	3	3	3
Amortization of intangibles included in cost of revenue	0	—	—

Gross profit on billings	$77	$100	$102

(3) The following table reconciles expected net loss to expected adjusted EBITDA:

	Year Ended December 31,
	2011	2012
		Low	High
	(unaudited, in millions)
Net loss	$(92)	$(92)	$(90)
Deferred revenue, end of period	400	507	507
Less: Deferred revenue, beginning of period	(401)	(400)	(400)
Less: Deferred cost of revenue, end of period	(206)	(245)	(245)
Deferred cost of revenue, beginning of period	257	206	206
Other (income) expense, net	(3)	1	1
Provision for income taxes	0	1	1
Depreciation and amortization	7	7	7
Stock-based compensation	17	15	15
Legal settlements	1	—	—

Adjusted EBITDA	$(20)	$—	$2

The data presented above reflects our estimates based solely upon information available to us as of the date of this prospectus, is not a comprehensive statement of our financial results or position as of or for the year ended December 31, 2012, and has not been audited, reviewed or compiled by our independent registered public accounting firm, Ernst & Young LLP. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. Our actual results for the year ended December 31, 2012 may differ materially from these estimates. Accordingly, you should not place undue reliance upon these preliminary estimates. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Industry Data.”

CONFIDENTIAL TREATMENT REQUESTED BY SILVER SPRING NETWORKS, INC.

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